Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Agrium Pension Committee

Agrium Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-149666) on Form S-8 of Agrium Inc. of our report dated June 19, 2015 relating to the statements of net assets available for plan benefits of the Agrium Advanced Technologies 401(k) Savings Plan as of December 31, 2014 (liquidation basis) and 2013 (ongoing plan basis), the related statement of changes in net assets available for plan benefits for the year ended December 31, 2014 (liquidation basis), and the related supplemental schedule as of December 31, 2014, which appears in the December 31, 2014 Annual Report on Form 11-K of the Agrium Advanced Technologies 401(k) Savings Plan.

/s/ Eide Bailly LLP

Greenwood Village, Colorado

June 19, 2015